UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

**REPORT OF**
**EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**
**In respect of the issue of**
**IDR 1,014,000,000,000 6.45% Notes due 13 December 2022 (the "Notes")**
**(payable in U.S. dollars)**
**by the Bank**
**pursuant to its**
**EUR 35,000,000,000 Global Medium Term Note Programme**

Filed pursuant to Rule 3 of Regulation EBRD
Dated 11 December 2017



The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Indonesian rupiah ("IDR") 1,014,000,000,000 6.45% Notes due 13 December 2022 (the "Notes") (payable in U.S. dollars) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 11 December 2017 (together, the "Offering Circular").

## Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

## Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 11 December 2017 (the "Purchaser's Confirmation") provided by J.P. Morgan Securities plc ("J.P. Morgan") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement"), J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

## Item 3. Distribution Spread

|  | Price to the Public | Selling Discounts and Commissions | Net Proceeds to the Bank |
|---|---|---|---|
| Per Unit | 100.00% | N/A | 100.00% |
| Total | IDR 1,014,000,000,000 | N/A | IDR 1,014,000,000,000[1] |

[1] Payable in U.S. dollars in the amount of USD 75,000,000.

## Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5.  Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of the legal advisers of the Bank, the fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except any definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, the cost of listing the Notes and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6.  Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7.  Exhibits

(a)      The Deed of Covenant dated 3 July 2012.*

(b)      Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)      (i)      The Programme Agreement dated 3 July 2012.*
         (ii)     The Purchaser's Confirmation dated 11 December 2017.
         (iii)    The Agency Agreement dated 3 July 2012.*

(d)      (i)      The Offering Circular dated 3 July 2012.*
         (ii)     The Pricing Supplement dated 11 December 2017.

---

* Previously filed with the Securities and Exchange Commission on 17 July 2012.



11 December 2017

To: European Bank for Reconstruction and Development
Attention: Stefan Filip

Dear Sirs,

**European Bank for Reconstruction and Development (the "Issuer")**
**IDR 1,014,000,000,000 6.45 per cent. Notes due 13 December 2022 (the "Notes")**
**(payable in United States Dollars) issued pursuant to a Global Medium Term Note**
**Programme**

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i)     We agree to pay:

    (a)     the fees and expenses of our legal advisers;

    (b)     the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP;

    (c)     the fees and expenses of the Agent and any paying agents;

    (d)     all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

    (e)     the cost of listing the Notes; and

    (f)     the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)     The Notes are expected to be offered or sold in the United States.

In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 will not apply in relation to this issue of Notes.

The net proceeds of the issue are USD 75,000,000.00 (representing the equivalent of IDR 1,014,000,000,000.00) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For:     J.P. Morgan Securities plc

By:     ......................................
        Authorised signatory

**J.P. Morgan Securities plc**
25 Bank Street, Canary Wharf, London, E14 5JP
Tel: +44 (0)20 7742 4000 • Fax: +44 (0)20 3493 1454

Registered in England & Wales No. 2711006. Registered Office 25 Bank Street, Canary Wharf, London, E14 5JP. Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority

# Pricing Supplement

11 December 2017

## European Bank for Reconstruction and Development

### IDR 1,014,000,000,000 6.45 per cent. Notes due 13 December 2022 (the "Notes") (payable in United States Dollars) issued pursuant to a Global Medium Term Note Programme

#### PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 (the "Offering Circular"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

### SUMMARY OF THE NOTES

| | | |
|---|---|---|
| 1 | Specified Currency: | Indonesian rupiah ("IDR"), the lawful currency of the Republic of Indonesia, provided that all payments in respect of the Notes will be made in United States dollars ("USD"), subject to the provisions set out in Annex A hereto. |
| 2 | Nominal Amount: | IDR 1,014,000,000,000 |
| 3 | Type of Note: | Fixed Rate |
| 4 | Issue Date: | 13 December 2017 |
| 5 | Issue Price: | 100.00 per cent. |
| 6 | Maturity Date: | 13 December 2022 (subject to the provisions set out in Annex A hereto) |
| 7 | Fungible with existing Notes: | No |

### FORM OF THE NOTES

| | | | |
|---|---|---|---|
| 8 | | Form of Note: | Registered |
| 9 | | New Global Note: | No |
| 10 | | Specified Denomination: | IDR 100,000 and minimum increments of IDR 100,000 |
| 11 | | Exchange of Bearer Notes: | Not Applicable |
| 12 | (a) | Talons for future Coupons to be attached to definitive Bearer Notes: | Not Applicable |
| | (b) | Date(s) on which the Talons mature: | Not Applicable |
| 13 | (a) | Depositary for and registered holder of Registered Global Note: | Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary. |

| | | | |
|---|---|---|---|
| | (b) | Exchange of Registered Global Note: | Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular. |

**PROVISIONS RELATING TO INITIAL PAYMENT**

| 14 | Partly Paid Notes: | Not Applicable |
|---|---|---|

**PROVISIONS RELATING TO INTEREST**

| 15 | Interest Commencement Date: | 13 December 2017 |
|---|---|---|
| | Fixed Rate Notes: | |

| 16 | (a) | Fixed Rate of Interest: | 6.45 per cent. per annum, payable in arrear. For the avoidance of doubt, IDR 6,450 will be payable on the Fixed Interest Date per Specified Denomination (the "Fixed Interest Amount"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A. |
|---|---|---|---|
| | (b) | Fixed Interest Dates: | 13 December in each year, commencing from and including 13 December 2018, to and including the Maturity Date, subject to adjustment for payment purposes in accordance with the Business Day Convention and the provisions set out in Annex A hereto. |
| | (c) | Initial Broken Amount per Specified Denomination: | Not Applicable |
| | (d) | Final Broken Amount per Specified Denomination: | Not Applicable |
| | (e) | Fixed Day Count Fraction: | Actual/Actual – ICMA |
| | (f) | Business Day Convention: | Modified Following Business Day Convention |
| | (g) | Business Day definition if different from that in Condition 4(a)(iii): | Condition 4(a)(iii) applies (and for the avoidance of doubt, Jakarta shall be the principal financial centre). Singapore, London and New York City shall be additional business centres. |
| | (h) | Calculation of interest to be adjusted in accordance with Business Day Convention specified above: | No |

| 17 | Zero Coupon Notes: | Not Applicable |
|---|---|---|
| 18 | Floating Rate Notes and Indexed Notes: | Not Applicable |

**PROVISIONS REGARDING PAYMENTS/DELIVERIES**

| 19 | Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6: | Condition 6(e) applies subject to the provisions set out in Annex A hereto. |
|---|---|---|
| 20 | Dual Currency Notes: | Not Applicable |
| 21 | Physically Settled Notes: | Not Applicable |

## PROVISIONS REGARDING REDEMPTION/MATURITY

| | | | |
|---|---|---|---|
| 22 | (a) | Redemption at Issuer's option: | No |
| | (b) | Redemption at Noteholder's option: | No |
| 23 | (a) | Final Redemption Amount per Specified Denomination (other than an Indexed or Formula Note where the index or formula applies to the redemption amount): | 100 per cent. subject to the provisions set out in Annex A hereto |
| | (b) | Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount: | Not Applicable |
| 24 | | Instalment Note: | Not Applicable |
| 25 | | Early Redemption Amount for each Note payable on an event of default: | 100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto |

## DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

| | | |
|---|---|---|
| 26 | Method of distribution: | Non-syndicated |
| 27 | If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer: | J.P. Morgan Securities plc<br>25 Bank Street<br>Canary Wharf<br>London E14 5JP<br>United Kingdom |
| 28 | Date of Syndication Agreement: | Not Applicable |
| 29 | Stabilising Manager(s): | None |
| 30 | Additional selling restrictions: | Indonesia<br>The Dealer has represented and agreed that the Notes are not and will not be registered with the Financial Services Authority previously known as the Capital Market and Financial Institutions Supervisory Agency (the "OJK") in Indonesia. As such, the Notes (including the distribution and dissemination of the Pricing Supplement, other written materials either through advertisements or other media authorised) are not authorised by the OJK for their sale by public offering in the Indonesian territory and/or to Indonesian entities or residents in the Indonesian territory in circumstances which constitute a public offering of securities under the Indonesian Law No. 8/1995 regarding Capital Markets. Likewise, the Notes and the Pricing Supplement have not been reviewed, registered or authorised by the Central Bank (Bank Indonesia) for their distribution through banking institutions in Indonesia. |

| 31 | Details of additional/alternative clearing system approved by the Issuer and the Agent: | Euroclear and Clearstream, Luxembourg only |
|---|---|---|
| 32 | Intended to be held in a manner which would allow Eurosystem eligibility: | No |
| 33 | Common Code: | 173455089 |
| | ISIN Code: | XS1734550897 |
| | CUSIP Number: | Not Applicable |
| 34 | Listing: | Official List of the UK Listing Authority and trading on the Regulated Market |
| 35 | In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro. | Not Applicable |
| 36 | Additional Information: | The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith. |
| 37 | Total Commissions: | Not Applicable |

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 13 December 2017, or as soon as practicable thereafter.

## RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of

**EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By: ........................................

Authorised signatory

........................................................................

**CITIBANK, N.A.**
(as Agent)

PART B – OTHER INFORMATION

1    LISTING

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange plc's Regulated Market with effect from 13 December 2017 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

2    RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3    INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4    REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)    Reasons for the offer

The net proceeds of the issue of the Notes (which is expected to be IDR 1,014,000,000,000.00 but payable in USD in the amount of USD 75,000,000.00) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii)    Estimated net proceeds:

IDR 1,014,000,000,000.00

(USD equivalent: USD 75,000,000.00)

(iii)    Estimated total expenses:

£10,000

5    YIELD

Indication of yield:

6.45 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6    HISTORIC INTEREST RATES

Not Applicable

7     PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

8     PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the IDR/USD foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the IDR/USD foreign exchange rate. Information in respect of the IDR/USD foreign exchange rate can also be found on Bloomberg.

## Annex A
## Calculation of Fixed Interest Amount per Specified Denomination, Early Redemption Amount and Final Redemption Amount per Specified Denomination

The Final Redemption Amount and Early Redemption Amount per Specified Denomination will be payable in USD on the Maturity Date and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date or Early Redemption Date (if any):

*Specified Denomination x (1/Reference Rate on the applicable Rate Fixing Date) rounded to the nearest USD with USD 0.5 being rounded up*

The Fixed Interest Amount per Specified Denomination will be payable in USD on each Fixed Interest Date and determined by the Calculation Agent as follows, on the corresponding Rate fixing Date:

*Specified Denomination x Fixed Rate of Interest x (1/Reference Rate on the applicable Rate Fixing Date) x Day Count Fraction rounded to the nearest USD with USD 0.5 being rounded up*

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Final Redemption Amount or Early Redemption Amount per Specified Denomination and Fixed Interest Amount payable per Specified Denomination on the Maturity Date, the relevant Fixed Interest Date or Early Redemption Date (as applicable), as soon as practicable after such determination (but in no event later than 4 Business Days prior to the Maturity Date and/or relevant Fixed Interest Date).

If the Reference Rate is not available for any reason on Reuters page "JISDOR" or on any successor page on any Rate Fixing Date, then the Calculation Agent shall determine that a Price Source Disruption Event (a "Price Source Disruption Event") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below) or the Posponed Early Redemption Date (if any) (as defined below) as the case may be.

If on the 10th Business Day following the original Rate Fixing Date the Reference Rate on the Reuters page JISDOR (or successor page) is still unavailable then the Reference Rate (the "Fallback Reference Rate") shall be the average of such firm quotes (expressed as the number of IDR per one USD) from five Reference Dealers as the Calculation Agent is able to obtain for the sale of IDR and the purchase of USD at or about 10:00 a.m. Jakarta time on the Rate Fixing Date for settlement two Jakarta Business days thereafter. If more than three quotations are provided, the Fallback Reference Rate will be the arithmetic mean of those quotations, after eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or in the event of equality, one of the lowest). If fewer than four (but at least two) Reference Dealers provide such firm quote then the average of the quotes actually obtained shall apply, and if none of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the business centre(s) specified or, if no business centre is specified, in London, New York City, Singapore and Jakarta;

"**Calculation Agent**" means JP Morgan Chase Bank, N.A. in accordance with the provisions of the calculation agency agreement entered into between the Issuer and the Calculation Agent dated 9 February

2007 (as amended and/or supplemented from time to time, the "Calculation Agency Agreement"). All references to the Calculation Agent shall include any successor or successors to JP Morgan Chase Bank, N.A. as Calculation Agent in respect of the Notes;

"Early Redemption Date" means the date on which the Notes become due and payable pursuant to Conditions 5(d) and 9;

"Postponed Early Redemption Date" means the tenth (10th) Business Day following the Early Redemption Date (if any);

"Postponed Fixed Interest Date" means the tenth Business Day following the originally scheduled Fixed Interest Date. Fixed Interest Dates are same as the Coupon Payment Dates;

"Postponed Maturity Date" means the tenth Business Day following the originally scheduled Maturity Date;

"Rate Fixing Date" means the date which is five (5) Business Days prior to the each of the applicable Fixed Interest Date Early Redemption Date (if any) or Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the tenth (10th) Business Day following the original Rate Fixing Date;

"Reference Dealers" means leading dealers, banks or banking corporations which regularly deal in the IDR/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"Reference Rate" means, in respect of a Rate Fixing Date, the IDR/USD spot rate at 10:00 a.m., Jakarta time, expressed as the amount of IDR per one USD, for settlement in two Jakarta Business Days, reported by Bank Indonesia, which appears on Bloomberg Page: JISDOR Index at approximately 10:00 a.m., Jakarta time, on that Rate Fixing Date.

# Annex B
# Historical Data

The following table summarises certain historical information regarding the IDR/USD foreign exchange rate since January 2003.

| Period | High | Low |
|---|---|---|
| January 2003 - December 2003 | 9,088 | 8,175 |
| January 2004 - December 2004 | 9,460 | 8,302 |
| January 2005 - December 2005 | 10,775 | 9,134 |
| January 2006 - December 2006 | 9,815 | 8,708 |
| January 2007 - December 2007 | 9,540 | 8,665 |
| January 2008 - December 2008 | 12,600 | 9,053 |
| January 2009 - December 2009 | 12,100 | 9,340 |
| January 2010 - December 2010 | 9,428 | 8,890 |
| January 2011 – December 2011 | 9,158 | 8,464 |
| January 2012 – December 2012 | 9,799 | 8,888 |
| January 2013 –December 2013 | 12,261 | 9,618 |
| January 2014 – December 2014 | 12,725 | 11,289 |
| January 2015 – December 2015 | 14,693 | 12,459 |
| January 2016 – December 2016 | 13,964 | 12,955 |
| January 2017 – 6 December 2017 | 13,609 | 13,156 |

Source: Bloomberg (BGN)

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR THE DEALER MAKES ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.